Michael J. Wood	Raytheon Company
Vice President, Controller and	870 Winter Street
Chief Accounting Officer	Waltham, Massachusetts
781.522.5833	02451-1449 USA
781.522.6411 fax

May 23, 2013
Via EDGAR Filing and U.S. Mail
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549
Re:    Raytheon Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 13, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed April 25, 2013
File No. 001-13699
This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company's (“Raytheon” or “the Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2013 (the “Q1 2013 Form 10-Q”), as communicated to us in your letter of May 15, 2013. We appreciate the Commission's assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall quality of our filings. We have set forth below the comments in your letter, followed by our responses.
Comment 1:
Form 10-K for Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Pension and Other Postretirement Benefits Costs, page 36

1.
Per your disclosure, the CAS Pension Harmonization Rule (CAS Harmonization) was published in the Federal Register on December 27, 2011 and will begin to impact the pension costs recognized on contracts in 2013. In this regard, we note that CAS Harmonization (A) shortens the CAS amortization period for pension gains and losses from 15 years to 10 years and (B) requires the use of a discount rate based on high quality corporate bonds for purposes of measuring liabilities when determining CAS pension expense. We also note that the shortening of the amortization period for pension gains and losses would appear to result in the acceleration of the recognition of pension gains and losses as contract costs. Given that you apply percentage-of-completion accounting to a substantial portion of your contracts, please describe for us and disclose any material effects that CAS Harmonization may have on your contract accounting and reported consolidated and segment results. In this regard, your response and disclosure should discuss information including, but not limited to, the following:

•	The total CAS pension gains and/or losses that were subject to amortization as of your most recent annual and interim period balance sheet date;

•
Whether CAS Harmonization is expected to result in either an increase or a decrease in your estimates of the total pension costs expected to be allocated to your existing contracts over their contract life (i.e., cost at completion), as a result of the increase to the pension gains and/or losses that may be recognized on an annual basis and other effects;

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•	Whether CAS Harmonization is expected to impact the timing or amount of periodic revenue recognition for contracts accounted for under the percentage-of-completion method;

•	Whether CAS Harmonization is expected to impact the margins recognized on your contracts and/or result in either favorable or unfavorable Estimate at Completion (EAC) adjustments; and

•
The anticipated impact that the use of a discount rate based on high quality bonds (i.e., in connection with the adoption of CAS Harmonization), rather than a discount rate that is consistent with your long-term ROA assumption, will have on accumulated CAS pension gains and/or losses, CAS pension expense, contract margins, the timing of revenue recognition, and/or EAC adjustments, as applicable.

Response:
CAS Harmonization (“the Regulation”) impacts pension costs recognized in contracts in 2013 and beyond. For financial reporting purposes, at December 31, 2011, we updated our projected future years' overhead rates (i.e., the estimate-at-completion impact primarily on our fixed price contracts in backlog at December 31, 2011 that had performance projected into 2013 and beyond) in accordance with the Regulation. We also included the estimated impact of the Regulation in all contracts negotiated on or after February 27, 2012 (per the specific requirements in the Regulation) as part of our forward pricing for future years' overhead rates that are used to negotiate contracts with our customers. Although the Regulation accelerated the recognition of pension costs, the transition provisions of the Regulation result in the cost acceleration occurring mainly in 2014 and beyond when few of our contracts entered into prior to February 27, 2012 had remaining expected performance. Consequently, the impact to pension costs allocated to existing contracts (primarily fixed price contracts in backlog at December 31, 2011) was not material with respect to the timing or amount of revenue recognition, our margins, or our EACs. The impact to 2012 and 2013 also was immaterial because contracts awarded after February 27, 2012 include the cost of the Regulation in their pricing.
As of December 31, 2012, there were approximately $4,480 million in unrecognized losses on a CAS basis in our U.S. pension plans. After the quarterly amortization of CAS pension losses for Q1, the balance as of March 31, 2013 was substantially the same as compared to December 31, 2012. Under the Regulation, there is no impact to the amortization of any gains or losses incurred prior to December 31, 2012. However, gains and losses incurred on or after January 1, 2013 will be amortized over 10 years, versus the prior 15-year period. Of the $4,480 million in unrecognized losses, approximately $3,534 million relates to gains or losses that we will continue to amortize over 15 years and $946 million relates to losses, which, as a result of our use of a five-year asset smoothing method, are not considered incurred losses as of December 31, 2012 for CAS purposes, and therefore will be amortized over 10 years. The $946 million of losses will result in amortization expense of approximately $134 million per year based on the 10-year amortization period, versus approximately $106 million per year based on the prior 15-year amortization period.
In addition, the change in the discount rate used to measure liabilities for purposes of determining CAS pension expense was a prospective change that primarily will impact 2014 and beyond, and has been reflected fully in our contracts through our overhead forward pricing rates since February 2012. To the extent that high quality corporate bond rates fluctuate dramatically in the future relative to our current forward pricing assumptions, our CAS pension costs on contracts could change, and if material, we will disclose the related impact.
Page 11 of our Q4 2012 earnings presentation (which can be found on our website at www.raytheon.com) included information related to our aggregate forecasted pension and postretirement benefit plan results, which fully reflects the pension cost increase due to the Regulation. The general trend and large increase from 2014 and beyond as noted below is primarily due to the various smoothing and phased implementation requirements of the Regulation. We provided the following as of January 2013:

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		Current Projections*
P&L Impact	2012 Actual	2,013	2,014	2,015
FAS	$(1,109)	$(1,284)	$(1,345)	$(1,112)
CAS	$(854)	$(998)	$(1,183)	$(1,500)
FAS/CAS Adjustment	$(255)	$(286)	$(162)	$388
*Current projections for 2013 - 2015 are based on an average discount rate of 4.15% for all years and an actual return on assets assumption of 12.1% for the year ending December 31, 2012, an assumed return on assets of 8.75% for all other years and no changes to any other actuarial assumptions or regulatory requirements. Actual results will vary for 2013 - 2015 based upon actual returns, changes in actuarial assumptions, market conditions in effect at the time and other census data and regulatory requirements applicable for each year.
Comment 2:

2.
Please refer to your discussion of CAS Harmonization on page 37 of your filing. We note that you may be entitled to an equitable adjustment for some portion of the increase in costs on contracts related to CAS Harmonization, since CAS Harmonization is a mandatory change in cost accounting for government contractors. To the extent known or expected, please tell us the factors that are currently being considered and/or will be considered in determining (A) whether you will receive an equitable adjustment and (B) the portion of the increased costs that will qualify for such adjustment. In this regard, your response should explain whether this matter has been formally addressed in connection with the development or adoption of the CAS Harmonization rule and pricing of the affected contracts. You should also explain to us whether your intended accounting upon adoption of the CAS Harmonization rule assumes receipt of an equitable adjustment and, if so, the portion (e.g., percentage) of the increase in costs that you have deemed to be recoverable. Lastly, please consider whether it would be appropriate to include a risk factor associated with the adoption of CAS Harmonization.

Response:
Currently, the U.S. Department of Defense (“DOD”) has not issued guidance regarding how it will evaluate and settle potential equitable adjustments that contractors may be entitled to as a result of the initial implementation of CAS Harmonization. In addition, the DOD's proposed form of settlement may be monetary or may take a different form of consideration. We believe we have a legal right to compensation and we may need to pursue potential ways to enforce our rights or take other actions if the DOD insists it will not pay monetary compensation for the impact. As a result, we evaluated the potential of an equitable adjustment as a gain contingency and will account for it as such pursuant to FASB ASC 450-30 (i.e., we have not reflected any amounts in our financial statements related to any potential equitable adjustment). As discussed above in our response to Comment 1, because the pension cost acceleration will occur over time, primarily impacting 2014 and beyond, and the equitable adjustment applies primarily to fixed price contracts entered into before February 27, 2012 with a period of performance that extends to 2013 and beyond, the equitable adjustment that we have submitted to the government is not material (i.e. less than $30 million potential impact to operating income). We have evaluated the impact of CAS Harmonization on our financial statements and we believe that a specific risk factor related to CAS Harmonization is not needed because the Regulation was implemented in 2012 and has been included in our forward pricing of contracts negotiated on or after February 27, 2012.
Comment 3:

3.
Per your disclosure on page 40, you would expect (A) your pension funded status to approximate 100% on a projected benefit obligation basis and (B) the corresponding accumulated other comprehensive loss to be substantially reduced, if your pension benefit obligations were valued at the 25-year historical average interest rate of high quality corporate bonds, which is 7%. We note that this disclosure is supplemental to the discount rate sensitivity analysis disclosure that was provided on page 38 of your filing. In this regard, we believe that your disclosure regarding the hypothetical funded status of your pension plan based upon a discount rate of 7% would appear to only be meaningful, informative, and/or relevant to investors if 7% reflected a discount rate that would be reasonably expected to be used to value your pension benefit obligations in the foreseeable future. In this regard, we note that your current discount rate, which you state is based

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upon a theoretical bond portfolio model consisting of bonds rated AA or better by Moody's, is 4.15%. We also note that fiscal year 2002 was the most recent reporting period for which the discount rate used to value your pension benefit obligations equaled or exceeded 7%. Therefore, please explain to us why 7% would reflect a reasonable estimate for the discount rate assumption in the foreseeable future. Alternatively, remove the disclosure regarding the expected funded status of your pension benefit obligations at this discount rate.
Response:
We provided the supplemental information regarding our year-end pension funded status and the historical average discount rate to give our financial statement users insight into the information that our management may use to evaluate certain pension decisions because changes in interest rates can dramatically change our pension funded status. Given that interest rates are at recent historic lows and the discount rates used in the pension year-end benefit obligation assumptions have gone from 6.50% as of December 31, 2008 to 4.15% as of December 31, 2012, we believe it is useful to provide additional information on funded status based on a 25-year historic average interest rate to give more context regarding the effect on our plan liabilities if interest rates return to historic norms. However, we will remove this disclosure from our future filings given the existing discount rate sensitivity already provided.
Comment 4:
Segment Results, page 48

4.
Per your disclosure, bookings is one of the metrics that is most relevant to an understanding of management's view of segment performance - particularly, as you believe bookings are an important measure of future performance and are an indicator of potential future changes in net sales. However, we note that your analyses of segment bookings for comparable reporting periods are primarily limited to the disclosure of notable contract awards, without further explanation of the variance between the absolute value of the bookings for the respective periods. We also note that the identified contract awards oftentimes represent only a portion of total bookings for each comparable period and do not necessarily explain the variance in the respective segments' bookings. In this regard, we believe that your disclosure would be significantly enhanced if it were supplemented by a discussion of qualitative factors that may have contributed to the variances in the absolute value of bookings for your comparable reporting periods. For example, please consider whether it would be appropriate to expand your disclosure to discuss factors such as variances in the total number of new contracts booked, variances in the lengths of contracts booked, and variances in the renewal rates for existing contracts. Please revise your disclosure, as appropriate, or advise.

Response:
In each annual and interim period, we disclose major awards (i.e. bookings in excess of $75 million) and sales in excess of bookings by product area to help explain our changes in backlog and bookings. In our 2012 Form 10-K, approximately 61% or $16.2 billion of our total 2012 bookings were specifically disclosed at the segment level. When comparing by segment the specifically disclosed 2012 bookings to the specifically disclosed 2011 bookings, we believe that our disclosures sufficiently explain annual variances in segment bookings. However, in future annual filings, we will enhance our explanations of annual variances to disclose this fact for all of our business segments. As an example, for NCS the specifically disclosed amounts for NCS for 2012 were $1,010 million (International C4I, NMT, STARS) compared to $492 million in 2011 (Sentinel, LRAS, TWS, and EPLRS). Consequently, when comparing 2012 bookings to 2011 bookings, we would add in future filings the following sentence to page 59 of our 2012 Form 10-K:
“The bookings increase of $457 million is driven primarily by the $518 million increase in the specifically disclosed bookings below.”
For interim disclosures, however, we believe that comparing bookings for short time periods can create variances that often are not useful to explain given that bookings in one period may not relate to bookings in another period, and that bookings recorded in a short period may not reflect the overall impact or trends to future sales. Future

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sales are driven more by bookings measured over a longer period (i.e., annual basis) and are more sensitive in a short-term period to factors such as:

▪	Desired capability by the customer and urgency of customer needs;

▪	Fiscal constraints placed on customer budgets;

▪	Timing of customer negotiations;

▪	Timing of option exercises or increases in scope; and

▪	Timing of competitive awards.
Given that we have over 15,000 contracts, and many of them are not major awards, bookings by their nature are uneven and a quarterly comparison generally will not provide meaningful information for our financial statement users.
Comment 5:
Intelligence and Information Systems
Total Net Sales, page 54

5.
Based upon your disclosure, total net sales for 2012 included $54 million of lower net sales associated with the UKBA Program than fiscal year 2011, due to the termination of the program. We also note that net sales associated with the UKBA Program for fiscal year 2011 were $240 million higher than net sales attributable to the program for fiscal year 2010, due to the UKBA Program Adjustment recognized during fiscal year 2010. While we acknowledge that the termination of the contract with UKBA appears to have resulted in adjustments to the accounting estimates associated with the contract, it appears that you may have continued to recognize revenue on the UKBA program during fiscal years 2011 and 2012. If true, please tell us the amount of UKBA program revenue recognized for each of those fiscal years, as well as basis for the recognition of any UKBA program revenue subsequent to July 22, 2010, the date that UKBA notified your subsidiary (i.e., RSL) that the program had been terminated for cause. As part of your response, please also tell us whether you continued to incur costs attributable to the UKBA program during fiscal years 2011 and 2012. Lastly, tell us whether there is a relationship between the UKBA program revenue that you recognized during fiscal years 2011 and 2012 and the amounts that UKBA is attempting to “clawback” through the detailed claims submitted to arbitration (i.e., as described on page 101 of your Form 10-K).

Response:
Although the majority of the remaining UKBA program scope was terminated on July 22, 2010, we agreed to continue to perform certain obligations through a transition period as directed by the UKBA. We recognized revenue related to the UKBA program of $1 million, $55 million, and $(185) million in 2012, 2011, and 2010, respectively. We recorded UKBA program revenue in accordance with percentage-of-completion accounting using a cost-to-cost measure of progress. From July 22, 2010 (termination date) to April 15, 2011 (end of transition period), we incurred UKBA program costs and recognized an equal amount of revenue (i.e., zero profit) related to customer-requested transition efforts and exit obligations. After April 15, 2011, we incurred minor costs to close-out our contract obligations. The amounts that the UKBA is attempting to recover via clawback or other claims are not directly related to the UKBA program revenue that we recognized subsequent to the termination date.
Comment 6:
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 14: Pension and Other Employee Benefits
Defined Benefit Retirement Plan Summary Information, page 108

6.
Based upon the disclosure on page 111, you have assumed an “expected long-term rate of return on plan assets” of 8.68% for purposes of computing “net periodic benefit cost” for pension benefits for fiscal years 2012, 2011, and 2010. We also note that this estimated rate of return has not changed significantly from the rate assumed for years prior to fiscal year 2010. Furthermore, we note the following with regard to recent allocations of your pension plan assets:

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•	Fixed-income securities comprised approximately 30.3%, 31.2%, and 28.8% of total pension plan assets as of December 31, 2012, December 31, 2011, and December 31, 2010, respectively;

•	Cash and cash equivalents comprised approximately 5.2%, 7.3%, and 7.6% of total pension plan assets as of December 31, 2012, December 31, 2011, and December 31, 2010, respectively;

•
Aggregated U.S. and international equities allocations of approximately 45.6%, 46.3%, and 52% of total pension plan assets at December 31, 2012, December 31, 2011, and December 31, 2010 are all significantly below the maximum aggregated target allocation for U.S. and international equities at each respective balance sheet date; and

•
The maximum aggregated target allocation for U.S. and international equities has declined from 90% at December 31, 2008 to (A) 70% at December 31, 2010 and December 31, 2011 and (B) 60% at December 31, 2012.

Given that aggregated investments in fixed-income securities and cash and cash equivalents (a) have comprised greater than 35% of total pension assets as of each of the last three balance sheet dates and (b) these investment classes typically produce lower returns than equity securities, please tell us how you have concluded that 8.68% was a reasonable estimate of the expected long-term rate of return on plan assets for each of the last three years. In this regard, please tell us (i) the expected long-term rate of return that was estimated for each major classification of pension assets (i.e., U.S. equities, international equities, fixed-income securities, cash and cash equivalents, and other funds) as of each of your last three balance sheet dates, (ii) if applicable, the assumed long-term allocation of pension assets amongst each major asset class (i.e., the specific percentage of total pension assets within the targeted range), (iii) the actual returns for each classification of pension assets for each of the last three years, (iv) the nature and amounts of any other qualitative and quantitative assumptions that were material to your estimate of the expected long-term rate of return on plan assets and (v) the aggregate actual average annual rate of return on plan assets since January 1, 2008. In addition, given that fixed income securities have comprised greater than 25% of total pension plan assets for each of the last three years, please explain why the downward trend in interest rates over recent years has not resulted in a reduction to your expected long-term rate of return on plan assets. As part of your response, please describe the nature of the investments that comprise your portfolio of fixed-income securities - including, the average interest rates earned on the investments and the allocation of the investments amongst short-term, intermediate, and long-term securities. Lastly, please explain why the significant reduction to the maximum targeted allocation of pension assets to equity securities since 2008 does not appear to have materially impacted your estimate of the expected long-term rate of return on plan assets.
Response:
As disclosed on page 111 of our 2012 Form 10-K, our expected long-term rate of return on plan assets (ROA) for the years ended December 31, 2012, 2011 and 2010 was 8.68% for Raytheon's pension plans. This represents our aggregate assumption for all Raytheon pension plans, including international plans which make up less than 5% of total pension assets. The expected long-term ROA assumption for our domestic pension plans, which make up over 95% of the Company's total pension assets, was 8.75% for the years ended December 31, 2012, 2011 and 2010.
As noted in paragraph 45 of FASB ASC 715:
“The expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating the rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.”
FASB ASC 715 does not specifically prescribe or outline the methodology to be used in developing this assumption. We take into account multiple factors and variables to develop the long-term ROA. By its nature, the development of the long-term ROA requires significant judgment and the use of underlying forward-looking economic assumptions. Therefore, we believe that the assumptions used in determining the long-term ROA should be based upon a reasonable range of expected outcomes over a long-term period and should not be solely reactive to short-term market conditions that may not persist. This concept is similar to actuarial concepts for selecting economic assumptions, as outlined in Actuarial Standards of Practice (ASOP) 27, which states that a best estimate

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assumption is generally represented by a range, rather than one specific assumption, from which a specific point from within the range is selected for assumption-setting purposes. We have determined this reasonable range to be between the 25th and 75th percentile likelihood of achieving a long-term return over future years. This 25th to 75th percentile range derives from ASOP 27, which specifies a best estimate range as “the narrowest range within which the actuary reasonably anticipates that the actual results, compounded over the measurement period, are more likely than not to fall.”
Given its long-term nature, we believe the selected long-term ROA assumption should only be changed when there is a significant change that would impact the long-term expectation. We believe this approach provides better and more consistent financial reporting for our investors and other users of our financial statements. Some of the factors we consider in evaluating a change in the ROA assumption include:

▪	Whether our historical average annual return for our pension plan over an extended period (i.e., since the inception of ASC 715) is above or below our expected long-term ROA assumption;

▪	A number of consistent years of actual return performance below or above our expected long-term ROA assumption; and

▪
Whether the expected long-term ROA assumption falls inside or outside of the 25th to 75th percentile reasonable range of results, which could be driven by significant changes in our investment strategy or significant changes in the underlying capital market assumptions.

This approach provides the framework for establishing our expected long-term ROA assumption each year as part of our annual assumption-setting process. Specifically, to determine the 25th to 75th percentile range that the expected long-term ROA assumption could be reasonably expected to fall within, a multi-step process is taken. This process takes into account the expected average returns and standard deviations for each asset class, as well as the correlations between various asset classes. The results are also adjusted to account for active management of certain asset classes, and administrative and investment expenses expected to be paid from the plan.
First, we determine a specific asset allocation that falls within the allocation ranges for each asset class, as defined in our pension investment policy, which is representative of a portfolio that is expected to attain the desired strategic risk and reward profile over the long-term for the plan. The next step is to determine mean and variance assumptions for each asset class as well as correlations between the various asset classes. Capital market assumptions developed by our third party actuary are used for this purpose. Note that these economic assumptions are used in the development of assumptions across our third party actuary's entire client base and are not specific to Raytheon. These assumptions may change from year to year based on the economic outlook for various asset classes over short and long-term periods and take into consideration multiple factors, including historical market performance, inflation and interest rates. We also look at economic assumptions derived by other firms to ensure that the economic assumptions being used are reasonable.
Once these assumptions are set, the expected arithmetic and geometric returns and the standard deviation for the portfolio are derived using mean variance estimation techniques, which are typically used for estimating portfolio returns. Given these results, a range of outcomes is generated based on a normal distribution, applying basic statistical theory.
Finally, the results are adjusted for active management (alpha) and expenses expected to be paid from the plan. The resulting output is a range of 25th to 75th percentile returns, as noted in the table below.

Percentile	12/31/2010	12/31/2011	12/31/2012
25th	6.67%	6.15%	5.62%
50th	8.66%	7.99%	7.51%
75th	10.65%	9.84%	9.41%
As demonstrated in the table above, there has been a gradual reduction in the reasonable range over the periods presented, driven by various factors, including declining yields on fixed income securities. Even with this reduction, our expected long-term ROA assumption of 8.75% has consistently fallen between the 25th and 75th percentile reasonable range. This is consistent with the long-term philosophy of the ROA assumption rather than being reactive to short-term market trends that are positive or negative in relation to our assumptions.
In addition, in validating the expected long-term ROA assumption, we also review the average annual pension asset performance. From 1986 (the first year for which we have return data since it was the initial implementation date of

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FASB ASC 715) to 2012, the average annual ROA was 9.08%. Over this 27-year period, while there have been multiple market upturns and downturns, the long-term annual average return is in-line with our current assumption. While history is not solely indicative of future market expectations, it does provide insight into general trends and how long-term asset performance can develop. When we observed more recent trends in this data, recognizing that 2008 was a unique market downturn event (the worst return in our 27 year history), we noted that in the 10 years that our expected long-term ROA assumption has been 8.75%, our actual return has exceeded the assumption for seven of those years. Our annual average return over that period, inclusive of a 26% negative return in 2008, was 8.9%, further supporting our continued use of the current assumption.
Your comment notes some observations regarding the nature of our investment portfolio over the past several years. Below is some information that we believe may be helpful to provide further insight into our investment allocations.

▪
Our investment policy defines the asset allocation ranges, specific to each asset class, that are set to meet the asset performance objectives for the plan, taking into account risk targets and associated returns. Since 2008, the asset allocation ranges have been narrowed by reducing the maximum investment allocation and increasing the minimum investment allocation for all investment categories, with the exception of other investments (including private equity and real estate), where the range has increased from 4 to 17% in 2008 to 8 to 30% in 2012, consistent with the increase in investments in that category. Asset allocation ranges are set widely enough to allow enough flexibility to meet investment objectives in most economic environments without reaching the maximum or minimum ends of the ranges.

▪
Your comment notes a decline in the “maximum aggregated target asset allocation for U.S. and international equities” from 90% at December 31, 2008 to 60% at December 31, 2012. As noted above, the intent is not to invest at the actual maximum or minimum levels of these ranges and, as such, the boundaries of the ranges are not the basis of developing our expected long-term ROA assumption. An investment profile that was made up of allocations at the maximum range for all of our asset class would exceed 100% of total assets when all classes are added together.

▪
While we have made changes to the acceptable ranges for various asset classes over the years, actual asset allocations across asset categories have remained relatively consistent year over year, with the exception of some movement from traditional securities to other investments including private equity and real estate (increasing from 11% as of December 31, 2010 to 17% as of December 31, 2012). This movement is consistent with our strategy to increase asset exposure in that area since private equity and real estate investments tend to be a higher returning asset class than traditional equity securities.

▪
Our portfolio of fixed income securities is comprised mostly of investments in high grade corporate bonds with little exposure to treasury securities. In addition, it includes other “alpha” oriented strategies designed to generate excess returns over our beta benchmarks. These are long / short strategies, high yield, emerging market debt, securitizations or multi-sector allocators. While the portfolio has exposure to bonds with short, intermediate and long-term maturities, there is no specific maturity allocation. Fixed income is structured not for yield but for total return, taking into account most interest rate environments, with both fixed and floating rate instruments of varying credit quality. Our fixed income returns have averaged 7.2% versus average 10-year treasury yields at 2.3% in the past three years.

▪
Cash held in the plan, as disclosed on page 114 of our 2012 Form 10-K, includes cash held by investment managers and varies throughout the year based on investment strategy and the timing of investment decisions. The actual cash held as of December 31, 2012 and 2011 was also higher than our internal investment cash target of approximately 3% due to our discretionary contributions of $750 million and $500 million made on December 8, 2011 and December 17, 2012, respectively.

In addition, we are providing the following supplemental information as requested in your comment:

▪
Since January 1, 2008, our domestic pension plans' actual rates of return were approximately 12%, (1)%, 11%, 17% and (26) % (for 2012, 2011, 2010, 2009 and 2008, respectively). The average annual return for this period was approximately 3%, which includes the significant 2008 market decline. The average annual return for the most recent four-year period (excluding 2008) was approximately 10%. Our current pension asset performance through April 2013 is above 6%.

▪
Several economic assumptions are inputs to the process used to develop the long-term ROA assumption. Below are the expected arithmetic and geometric returns for various asset classes used in Raytheon's domestic pension allocation, along with the standard deviations of each asset class. We have also provided the 25th to 75th percentile ranges for each asset class as if it were valued on a standalone basis. When the

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total portfolio is analyzed, the overall standard deviation and range is less than that for most of the individual asset classes due to the benefits of diversification and correlation between various asset classes. Although these returns are passive (without alpha) for most asset classes, in 2012, alpha assumptions were embedded into the returns for private equity and absolute return categories.

Asset Class	12/31/2010	12/31/2011	12/31/2012
US Equities
Expected geometric return	8.1%	7.8%	7.7%
Expected arithmetic return	10.1%	9.6%	9.6%
Standard deviation	20.9%	20.4%	20.8%
20 year 25th to 75th percentile range of 100% US equity allocation	5.0%-11.3%	4.7%-10.9%	4.5% - 10.8%
International Equities
Expected geometric return	8.7%	8.6%	8.6%
Expected arithmetic return	10.7%	10.3%	10.5%
Standard deviation	21.8%	19.6%	21.1%
20 year 25th to 75th percentile range of 100% International equity allocation	5.4%-12.0%	5.7%-11.6%	5.4%-11.8%
Fixed Income securities
Expected geometric return	5.3%	4.8%	4%
Expected arithmetic return	5.5%	5%	4.2%
Standard deviation	6.2%	6.3%	7%
20 year 25th to 75th percentile range of 100% fixed income allocation	4.4%-6.3%	3.9%-5.8%	2.9%-5.0%
Private Equity
Expected geometric return	9.3%	9.5%	10.5%
Expected arithmetic return	13.5%	13.8%	14.5%
Standard deviation	31.9%	31.9%	31%
25th to 75th percentile range of 100% Private equity allocation	4.5%-14.1%	4.7%-14.4%	5.8%-15.2%
Other (including absolute return funds)
Expected geometric return	8.1%	8%	8%
Expected arithmetic return	9.4%	9.2%	9.3%
Standard deviation	17.1%	16.8%	16.8%
25th to 75th percentile range of 100% Other allocation	5.5%-10.7%	5.4%-10.5%	5.5%-10.5%
Private Real Estate
Expected geometric return	7.2%	7.4%	7.4%
Expected arithmetic return	8.3%	8.4%	8.4%
Standard deviation	15.5%	14.9%	14.9%
25th to 75th percentile range of 100% private real estate allocation	4.9%-9.6%	5.1%-9.6%	5.1%-9.6%
Cash and cash equivalents
Expected geometric return	3.3%	3%	3%
Expected arithmetic return	3.3%	3%	3%
Standard deviation	1.3%	1.3%	1.3%
25th to 75th percentile range of 100% cash and cash equivalents allocation	3.1%-3.5%	2.8%-3.2%	2.8%-3.2%

Raytheon Company
File No. 001-13699
May 23, 2013

Net Alpha Adjustment	1.1%	0.8%	0.5%
Adjustment for Other Expenses	(0.2)%	(0.3)%	(0.2)%

▪	The long-term allocation of pension assets amongst each major asset class, as used for purposes of determining the reasonable range for the expected long-term ROA assumption is as follows:

Asset Class	12/31/2010	12/31/2011	12/31/2012
US Equities	29%	31%	31%
International Equities	21%	17%	16%
Fixed Income securities	30%	31%	32%
Private Equity	2%	3%	4%
Other (including absolute return funds)	13%	12%	11%
Private Real Estate	2%	3%	3%
Cash and cash equivalents	3%	3%	3%

▪	The actual returns for each classification of pension assets for each of the last three years are as follows:

Asset Class	12/31/2010	12/31/2011	12/31/2012
US Equities	17.2%	(2.1)%	14.3%
International Equities	18.5%	(13.5)%	19.6%
Fixed Income securities	7.4%	3.5%	10.6%
Private Equity	16.1%	13.1%	14.2%
Other (including absolute return funds)	18.2%	2.9%	8.1%
Private Real Estate	14%	19.7%	7.5%
Cash and cash equivalents	0.5%	0.8%	0.7%
Comment 7:

7.
Per your disclosure on page 39 of MD&A, deferred pension gains and losses (e.g., actuarial gains and losses) that have been reported within accumulated other comprehensive loss (“AOCL”) are amortized and included in future pension expense over the average employee service period of approximately 10 years at December 31, 2012. Based upon this accounting policy and the net actuarial loss of $10.626 billion reported within AOCL at December 31, 2011, it may have been reasonable to assume that “recognized net actuarial loss” for fiscal year 2012 would have been approximately $1.063 billion, rather than $939 million. However, we acknowledge that the difference between the actual “recognized net actuarial loss” and the expectation based upon your accounting policy could be attributable to factors such as (A) the limitation of amortization to those losses that exceeded the 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets (i.e., the “corridor”), in accordance with FASB ASC 715-30-35-24 or (B) the use of a “calculated” market-related value, rather than a market-related value that is based upon fair value. In this regard, please explain to us the factors that contributed to the aforementioned difference between the potential expected deferred loss amortization of $1.063 billion and the actual loss amortization of $939 million. In addition, revise the disclosure provided in Note 14 to the financial statements, your “pension and other postretirement benefits costs” accounting policy in Note 1 to the financial statements, and your critical accounting policy in MD&A to explicitly state (a) whether you apply the “corridor” method to determine the deferred actuarial losses that are subject to amortization and (b) whether the market-related value that you apply is based upon a “calculated” value or fair value.

Response:
As noted on page 109 of our 2012 Form 10-K, the pension plans had an unrecognized net actuarial loss of $10,626 million as of December 31, 2011. In determining the amount of this unrecognized loss to be recognized in 2012, we made an adjustment to reflect the use of a 3-year smoothed market-related value for calculating the

Raytheon Company
File No. 001-13699
May 23, 2013

expense for our U.S. plans. As of December 31, 2011, the market-related value was approximately $15,768 million versus the fair value of $14,903 million (which was updated from $14,931 million as part of our annual actuarial update in Q3 2012). This difference of $865 million is removed from the unrecognized loss, such that a net amount of $9,761 million is subject to amortization. The average employee service period used is 10.4 years (the MD&A refers to an “approximate” period of 10 years). Dividing the $9,761 million by the 10.4 years yields $939 million of expense for 2012.
In future filings, we will disclose in the “accounting policy” and “pension and other postretirement benefits costs” notes to our consolidated financial statements and in the critical accounting estimates section of our MD&A that we do not utilize a “corridor” method to determine the deferred actuarial losses that are subject to amortization for our U.S. pension plans, which comprised 97% of our total pension projected benefit obligations at December 31, 2012. We will also disclose that we apply a “calculated” market-related value to our plan assets.
Comment 8:
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Item 1. Consolidated Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 1: Basis of Presentation, page 9

8.
We note that, as of April 1, 2013, you consolidated your structure, including certain reportable segments, in order to streamline operations, increase productivity, and achieve stronger alignment with your customers' priorities. In this regard, we note that your former Intelligence and Information Systems segment (“IIS”) and former Technical Services segment (“TS”) have been combined and deemed a single reportable segment for financial reporting purposes. We also note that your Integrated Defense Systems segment (“IDS”), Missile Systems segment (“MS”), and Space and Airborne Systems segment (“SAS”) are each being expanded in connection with the realignment of your Network Centric Systems segment (“NCS”). In this regard, please describe for us, in greater detail, the nature of the specific actions that you have taken to streamline operations, increase productivity, and achieve stronger alignment with customers' priorities in connection with the consolidation of your reporting structure. For example, with regard to your former NCS segment, explain whether the products and programs of this segment have been reallocated and integrated into IDS, MS, and SAS, as well as whether or not the revenue and costs attributable to the associated contracts continue to be tracked, monitored, and/or managed separately from IDS, MS, and SAS for internal reporting purposes. Similarly, explain whether restructuring activities (e.g., facilities consolidation, personnel actions, etc.) have occurred. In addition, tell us whether discrete financial information - for example, revenues, costs, and/or profit measures - related specifically to the former operations of TS and NCS will continue to be available and whether your chief operating decision maker (the “CODM”) will continue to review operating results or other information specific to the activities of TS and/or NCS. In connection with the preceding sentence, tell us if you are aggregating operating segments pursuant to ASC 280-10-50-11 and, if so, the operating segments that are being aggregated and the reportable segment into which aggregated.

Response:
The consolidation of our structure was done at the operations level to better align our capabilities with our customers' priorities. The combination was effected as of April 1, 2013 and neither of our former TS and NCS businesses continues to exist as a separate business. As a result, we now have four operating and reportable segments.
The combination of our former IIS and TS businesses is intended to create management efficiencies from operating a single business that primarily delivers services to our customers. This new business is structured to perform in a more competitive environment with lower operating costs. One way we are achieving this is through a reduced number of managers in the combined business as compared to operating as two separate businesses. On March 25, 2013, we announced that Lynn A. Dugle will be the president of our newly-formed IIS business, and that John D. Harris II, formerly president of TS, was named vice president and general manager of the new business, reporting to Ms. Dugle. On May 2, 2012, we announced that the IIS business will establish its headquarters at our existing Dulles, VA, hub operations in Sterling, VA. The decision to locate our IIS headquarters in Dulles was driven mainly by the importance of servicing our customers in a more economic and

Raytheon Company
File No. 001-13699
May 23, 2013

effective manner by integrating our management teams and achieving geographic proximity to our customers. In addition, several programs from SAS now will become part of IIS. Together, these additions to IIS will enhance capabilities in network security, secure communications, and government services, which we expect will strengthen our current market position in cyber security and better meet customer needs. The new IIS business provides a full range of intelligence, surveillance and reconnaissance, navigation, weather, cyber security, training, logistics, mission support and engineering solutions primarily for the intelligence community and government customers. The new IIS business management team will manage revenue and costs attributable to the associated contracts for our former IIS and TS businesses on a combined basis.
Regarding the realignment of our former NCS business, the former NCS programs have been divided between our IDS, MS and SAS businesses. The revenue and costs attributable to the former NCS contracts will be reported and managed by IDS, MS and SAS, together with the other contracts of each respective business, and will not be monitored or tracked separately from IDS, MS and SAS for internal reporting purposes. The former NCS programs and product lines have been integrated into the three other businesses as described below:

▪
Advanced Programs, Raytheon BBN's programs, and Integrated Communication Systems programs became part of SAS. These changes will help SAS work on next-generation airborne and space sensors and communications capabilities. Richard R. Yuse continues to be the president of SAS. On May 2, 2012, we announced that SAS business headquarters will transition from El Segundo, CA, to McKinney, TX, where SAS already has a major business presence.

▪
Combat and Sensing Systems programs became part of MS. Combat and Sensing Systems' sensing and targeting solutions are often part of larger weapon systems and the change will more effectively allow MS to pursue integrated weapons systems programs. Dr. Taylor W. Lawrence continues to be the president of MS.

▪
C4I programs became part of IDS. C4I provides many of the Air and Joint C2 systems that connect with IDS' integrated air and missile defense systems, while IDS' radar strengthens Battlefield and Air Traffic Control radar products. Daniel J. Crowley was named president of IDS.

We began undertaking reductions in personnel during Q2 2013 and the associated expenses will be absorbed in our forward pricing rates. No material facilities consolidations have been planned, however, we will implement smaller footprint changes (i.e., most notably the consolidation of the headquarters for the new IIS business and relocation of the SAS headquarters). The associated expenses will be absorbed in our forward pricing rates. We are continuously reviewing the overall management and facilities structures across the new businesses.
The leadership teams of our four new businesses (IDS, IIS, MS and SAS) are directly accountable to the CODM for the operating activities, financial results, forecasts and plans related to our four businesses. The financial information provided to the CODM is at the level of the four businesses. Our compensation and incentive plans at each business will be based on key metrics for the four businesses. Discrete financial information for our former NCS and TS businesses will be available during a transition period until our systems and government rate pools are consolidated. However, as described above, the information will not be used to manage the new businesses and will not be presented separately to the CODM. Therefore, our operating and reportable segments are our four businesses, IDS, IIS, MS and SAS, and the aggregation criteria of ASC 280-10-50-11 are not applicable.
Comment 9:
Exhibits 31.1 and 31.2

9.
We note that paragraph 3 of the certifications provided by your principal executive officer and principal financial officer inadvertently repeats the language required by and contained in paragraph 2 of the respective certifications. We also note that both the certification of the principal executive officer and the certification of the principal financial officer have been labeled “certification of chief executive officer.” In this regard, please provide an abbreviated amendment to your filing that consists of a cover page, an explanatory note, a signature page, and revised certifications of your principal executive officer and principal financial officer that (A) comply with Item 601(b)(31) of Regulation S-K and (B) are appropriately labeled.

Raytheon Company
File No. 001-13699
May 23, 2013

Response:
As requested, we will file an abbreviated amendment to our Q1 2013 Form 10-Q to revise the certifications of our principal executive officer and principal financial officer.
**************
As requested in your comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses adequately address the matters referenced in your letter dated May 15, 2013. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood
Vice President, Controller and Chief Accounting Officer

cc:    William H. Swanson
David C. Wajsgras
Jay B. Stephens